UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 001-38481

A.
Full title of the plan:

UMB Profit Sharing and 401(k) Savings Plan

B.
Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

UMB Financial Corporation

1010 Grand Boulevard

Kansas City, Missouri 64106

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN
FINANCIAL STATEMENTS

Report of Independent

Registered Public Accounting Firm

Personnel Programs and Employee Benefit Administrative

Committee of UMB Financial Corporation and Plan Participants of

UMB Profit Sharing and 401(k) Savings Plan

Kansas City, Missouri

Opinion On The Financial Statements

We have audited the accompanying statement of net assets available for benefits of UMB Profit Sharing and 401(k) Savings Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the years then ended, and related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis For Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ RubinBrown LLP

We have served as the Plan’s auditor since 2007.

Kansas City, Missouri

June 24, 2026

UMB Profit sharing and 401(k) savings plan

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITs

	December 31,
	2025	2024
Assets:
Investments, at fair value:
Mutual funds	$785,957,162	$—
UMB company stock	21,348,783	—
Money market fund	32,491,794	—
Collective investment trust	117,202,380	—
Share of net assets of UMB Retirement Master Trust	—	707,526,594
Total investments	957,000,119	707,526,594
Receivables:
Employer contributions	1,117,220	1,815,955
Employee contributions	—	27,455
Notes receivable from participants	11,362,497	8,205,080
Dividends receivable	80,298	—
Other	5,665	—
Total receivables	12,565,680	10,048,490
Cash	3,521	—
Net assets available for benefits	$969,569,320	$717,575,084

See accompanying Notes to Financial Statements.

umb profit sharing and 401(k) savings plan

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2025	2024
Additions to net assets attributed to:
Contributions
Employer contributions	$21,025,963	$16,045,793
Employee contributions	50,432,989	36,573,686
Rollover contributions	140,515,574	5,839,350
Total contributions	211,974,526	58,458,829
Deductions from net assets attributed to:
Benefits paid directly to participants	74,259,860	65,632,216
Administrative expenses	479,848	143,739
Total deductions	74,739,708	65,775,955
Investment income:
Net change in the fair value of investments	76,187,554	—
Dividend and interest income	36,573,348	—
Plan interest in UMB Retirement Master Trust investment income	—	107,781,365
Total investment income	112,760,902	107,781,365
Interest income on notes receivable from participants	860,743	552,235
Increase in net assets available for benefits before transfers	250,856,463	101,016,474
Transfers from The ESOP of UMB	18,525	1,078,163
Other transfers	1,119,248	—
Increase in net assets available for benefits	251,994,236	102,094,637
Net assets available for benefits - beginning of year	717,575,084	615,480,447
Net assets available for benefits - end of year	$969,569,320	$717,575,084

See accompanying Notes to Financial Statements.

umb profit sharing and 401(k) savings plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

1.
Description of the Plan

The following description of the UMB Profit Sharing and 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering substantially all employees of UMB Financial Corporation and affiliates (collectively, the Company or UMB) and provides for retirement, disability and death benefits. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Trustee is Fidelity Management Trust Company.

Eligibility and Participation

Employees are eligible to make elective deferral contributions and receive the Company matching contribution upon the first of the month following the date of hire. The Plan provides that employees with one year of service and 1,000 hours of service each year become eligible to participate in the profit sharing portion of the Plan. Employees are eligible to receive the Company profit sharing contribution on the earlier of the first day of the Plan year or the first day of the seventh month of the Plan year after satisfying eligibility requirements. With limited exceptions, participants must be actively employed on the last day of the Plan year to share in any Company profit sharing contributions. Through the acquisition of Heartland Financial USA, Inc. (HTLF) on January 31, 2025, individuals who became employees of the Company are eligible to participate in the Plan. The HTLF Retirement Plan was terminated on January 30, 2025, and participants in that plan had the option to rollover their balances to the Plan. The rollover process for employees who elected to move balances into the Plan was completed in September 2025.

Contributions

Contributions are subject to certain Internal Revenue Code (IRC) limitations.

Employee Contributions:

Each year, participants may contribute up to a percentage of their annual compensation as defined in the Plan Agreement. Participants may also elect to designate their contributions as pretax contributions, Roth contributions, or a combination of pretax and Roth contributions. In addition, all employees who are eligible to make elective deferral contributions under the Plan and have attained age 50 shall be eligible to make catch-up contributions in accordance with the Plan Agreement. Beginning in 2025, employees turning age 60 to 63 during the calendar year may make additional catch-up contributions annually. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

All employees of UMB hired on or after January 1, 2008 who are otherwise eligible for the Plan, are subject to an “automatic election,” under which the Company will withhold 3 percent of compensation from the new employee’s paycheck each payroll period. That amount is contributed to the Plan as an elective deferral contribution, unless the employee completes a salary deferral agreement electing a different percentage. The automatic election is withheld from the paycheck following the employee's completion of eligibility for the Plan, which is the first of the month following completion of one month of employment. The automatic salary deferral will be invested in a target date fund with a maturity date that most closely corresponds to the participant's anticipated retirement date based on the participant's date of birth unless otherwise directed by the employee. The employee may modify the automatic election at any time to elect an alternative deferral amount or elect not to defer into the Plan. The Plan has an automatic escalation feature which increases an employee's contribution rate by 1 percent annually until the employee's contributions reach a maximum of 9 percent.

Employer Matching Contributions:

The Company will determine each year the amount, if any, that will be contributed to the Plan. The Company allows for matching contributions determined annually by the Chairman of the Board of Directors of the Company at his discretion. The matching contribution is based on the participant's eligible compensation for each payroll period and is funded during the year.

The Company makes an additional discretionary matching contribution equal to the true-up contribution that would be required as if the matching contribution was based on the participant’s eligible annual compensation. After satisfying eligibility requirements, the Company matched 50 percent of the first 9 percent of a participant's contributions for both Plan years 2025 and 2024. For the 2025 Plan year, the Company contributed $21,025,963, of which $1,117,220 was included in employer contributions receivable at December 31, 2025. For the 2024 Plan year, the Company contributed $15,045,793, of which $815,955 was included in employer contributions receivable at December 31, 2024.

Employer Profit Sharing Contributions:

The Plan allows for profit sharing contributions by the Company to be determined annually by the Chairman of the Board of Directors of the Company at his discretion. The Company did not make a profit sharing contribution related to the 2025 Plan year. For the 2024 Plan year, the Company made total profit sharing contributions of $2,000,000. Employer profit sharing contributions, as determined above, are divided between the Plan and The ESOP of UMB (the ESOP), at the discretion of the Board of Directors of the Company. Profit sharing contributions to the Plan amounted to $1,000,000 for Plan year 2024. As of December 31, 2024, $1,000,000 was included in employer contributions receivable.

Participant Accounts

A separate account is maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions and allocations of (1) the Company’s contributions, (2) forfeitures of terminated participants’ nonvested accounts, and (3) Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings, participant elective deferrals or account balances, as defined and subject to certain limits. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Qualified participants are able to transfer a portion of their account balances from the ESOP to the Plan.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account. Additionally, all loans are made for a period not to exceed five years unless proceeds of such loan are exclusively used for the acquisition of a dwelling unit to be used as the principal residence of the participant. Interest rates for all loans are prime rate plus 2 percent. Principal and interest is paid ratably through payroll deductions. The loans bear interest ranging from 2.25 percent to 10.50 percent, with maturity dates through June 2041.

Vesting and Forfeitures

Participants are vested immediately in their contributions and the Company matching contribution plus actual earnings thereon. For profit sharing contributions participants are 50 percent vested after two years of service and 100 percent vested after three years of service.

The Company, at its discretion, determines how forfeited nonvested accounts will be used in accordance with the Plan. At December 31, 2025 and 2024, available forfeited nonvested accounts totaled $27,290 and $27,090, respectively. Forfeited nonvested amounts of $26,387 and $120,520 were used to reduce Company contributions in Plan year 2025 and 2024, respectively.

Benefits

A participant’s account balance, to the extent it is vested, will be paid upon request to participants who have become disabled, retired or otherwise left the Company. Employees are not allowed to withdraw any portion of the Employer contributions prior to age 59½; however, subject to the Plan’s restrictions, participants may withdraw all or a portion of their account balances from certain sources while remaining employed.

Terminated participants with a vested account balance not exceeding $7,000, excluding amounts attributable to any rollovers, will receive a lump sum distribution. If the deferred vested account balance is less than $1,000, the balance will be distributed to the participant in cash. If the deferred vested account balance is between $1,000 and $7,000, the participant’s balance will be rolled over to an IRA account with Fidelity Investments, if the participant does not make a distribution election.

Participant Hardship Withdrawals

A participant may withdraw all or a portion of their contributions subject to hardship withdrawal provisions.

2.
Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared using the accrual method of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Valuation of Investments

Investments are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Recognition of Investment Income

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net change in fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year. Net change in fair value of investments and dividend and interest income are presented in the accompanying statement of changes in net assets available for benefits.

Allowance for Credit Losses

Amounts due for contributions are stated at the amount management expects to collect from outstanding balances less an allowance for expected credit losses. The expected credit losses amount reflects management’s best estimate of amounts that will not be collected. This assessment considers historical experience, current conditions and, when appropriate, reasonable and supportable forecasts.

The Plan has concluded that no allowance for current expected credit losses was necessary at either December 31, 2025 or December 31, 2024.

Contributions

Contributions from participants and the matching contributions from the Company are recorded in the year in which the employee contributions are withheld from compensation.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Costs and Expenses

Fees related to certain terminated participant accounts, administration of notes receivable from participants and distributions are charged directly to the participant’s account and are included in administrative expenses. Investment-related expenses are included in investment income. The Plan used $116,708 and $345,924 of proceeds from a revenue sharing arrangement to pay administrative fees in 2025 and 2024, respectively. Proceeds remaining from the revenue sharing arrangement at the end of the year may be allocated on a pro-rata basis to participant accounts in the Plan. The proceeds from the revenue sharing arrangement are held in a Vanguard Cash Reserves Federal Money Market Fund.

3.
UMB Retirement Master Trust

As of January 1, 2025, the UMB Retirement Master Trust (the Master Trust) was dissolved and the Plan no longer has an interest in the Master Trust. Prior to January 1, 2025, the assets of the Plan and the ESOP were combined into the Master Trust, a master trust established by the Company. Use of the Master Trust permits the commingling of Plan assets with the assets of the ESOP for investment and administrative purposes. At December 31, 2024, the Plan’s assets related to its share of the allocated net assets of the Master Trust. Although assets of both plans were commingled in the Master Trust, the Trustee maintained supporting records for the purpose of allocating investment income or loss to the participating plans. The net investment income or loss of the investment assets was allocated by the Trustee to each participating plan on a basis proportionate to the Plan’s share of net assets. All other activity was recorded in the Plan based on the elections of the individual participants in the Plan.

The following table presents the net assets of the Master Trust and the Plan’s interest in the net assets of the Master Trust at December 31, 2024:

	2024
	Master Trust	Plan's Interest in Master Trust
Investments, at fair value:
Mutual funds	$569,017,347	$569,017,347
UMB company stock	91,095,797	20,948,215
Money market funds	29,916,843	29,916,843
Collective investment trust	87,567,734	87,567,734
Total investments	777,597,721	707,450,139
Receivables:
Dividends receivable	322,230	72,755
Other	146	146
Total receivables	322,376	72,901
Cash	5,865	3,554
Net assets	$777,925,962	$707,526,594

Income of the Master Trust included net change in the fair value of investments and dividend and interest income. Net change in the fair value of its investments included the Master Trust's gains and losses on investments bought and sold, as well as held during the year.

The following is a summary of net investment income from the Master Trust for the year ended December 31, 2024:

2024
Dividend and interest income	27,854,007
Net appreciation in the fair value of investments	100,441,291
Total Master Trust net investment income	$128,295,298

4.
Fair Value Measurements

The Plan utilizes an established framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan and Master Trust have the ability to access.

Level 2 Inputs to the valuation methodology include:

•
Quoted prices for similar assets or liabilities in active markets;
•
Quoted prices for identical or similar assets or liabilities in inactive markets;
•
Inputs other than quoted prices that are observable for the asset or liability;
•
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 or 2024.

Mutual Funds and Money Market Funds

Mutual funds and money market funds are valued at the daily closing price as reported by the fund. Mutual funds and money market funds held by the Plan are open end mutual funds and money market funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds and money market funds held by the Plan are deemed to be actively traded.

UMB Company Stock

UMB Financial Corporation shares are valued at the daily closing price reported on the active market on which the individual securities are traded.

Collective Investment Trust

The collective investment trust is valued at the NAV, as provided by the Trustee, and is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the collective investment trust less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Redemptions for the collective investment trust are permitted daily with no other restrictions or notice periods. For the Plan years ended December 31, 2025 and 2024, there were no unfunded capital commitments, and the collective investment trust files an annual report on Form 5500 as a direct filing entity. In accordance with U.S. generally accepted accounting principles, the collective investment trust fund measured at NAV has not been classified in the fair value hierarchy. The fair value amounts presented in the table below are intended to permit reconciliation to the statement of net assets available for benefits for 2025 and the amounts presented in Note 3 for 2024.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Mutual funds	$785,957,162	$—	$—	$785,957,162
Money market fund	32,491,794	—	—	32,491,794
UMB company stock	21,348,783	—	—	21,348,783
Total assets in the fair value hierarchy	839,797,739	—	—	839,797,739
Collective investment trust				117,202,380
Total investments at fair value				$957,000,119

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets measured at fair value on a recurring basis as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
Mutual funds	$569,017,347	$—	$—	$569,017,347
Money market funds	29,916,843	—	—	29,916,843
UMB company stock	91,095,797	—	—	91,095,797
Total assets in the fair value hierarchy	690,029,987	—	—	690,029,987
Collective investment trust				87,567,734
Total investments at fair value				$777,597,721

5.
Plan Termination

Although it has not expressed any intention to do so, the Board of Directors of the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants become 100 percent vested in their accounts and the Plan provides that its net assets be used to pay all expenses and benefits due and will distribute the remaining assets among the Plan participants based upon their account balance.

6.
Tax Status

The Plan uses a pre-approved defined contribution plan document sponsored by FMR, LLC. The sponsor received an opinion letter from the Internal Revenue Service (IRS) dated June 30, 2020, which states that the pre-approved defined contribution plan document satisfies the applicable requirements of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax period in progress.

7.
Related Party and Party In Interest Transactions

At December 31, 2025, included in the Plan are 185,577 shares of UMB's common stock at a fair value of $21,348,783. At December 31, 2024, included in the Plan’s share of net assets of the Master Trust are 185,612 shares of UMB’s common stock at a fair value of $20,948,215. Certain Plan investments are units of mutual funds and a collective investment trust managed by affiliates of the Trustee. All of the above transactions are exempt party in interest transactions under ERISA.

Additionally, certain employees have outstanding loans with the Plan as of December 31, 2025 and 2024. These loans are considered party in interest transactions allowable under ERISA.

8.
Transfers from The ESOP of UMB

The ESOP allows participants to diversify their investment in Company common stock by transferring a portion of their investment in Company common stock from the ESOP into other investment options offered by the Plan. Participants who are at least age 50 with at least 10 years of service may elect to transfer a portion of their ESOP account balance to the Plan. A participant may diversify up to 25 percent of the number of shares allocated to their account, less any shares previously diversified. Upon attaining age 60, the percentage changes to 50 percent.

9.
Subsequent Event

Effective January 1, 2026, the Company updated the employer matching contribution to now match 75 percent of the first 6 percent of a participant's contributions.

Effective April 2, 2026, The ESOP of UMB was merged into the Plan pursuant to action approved by the Company's Board of Directors. After payment of all expenses and benefits due prior to the merger, the remaining assets and corresponding participant accounts were transferred to the Plan.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

EIN: 43-0903811 PLAN NUMBER: 001
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2025
(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
		Mutual Funds:
	Vanguard	Total International Stock Index		$13,664,418
	Carillon Reams	Core Bond Fund Class I		16,653,003
	T. Rowe Price	Mid-Cap Growth Fund		24,006,434
	T. Rowe Price	Small-Cap Stock Fund		29,811,706
	Vanguard	Selected Value Fund		7,269,584
	Vanguard	Small-Cap Value Index Fund Institutional Shares		9,324,229
	T. Rowe Price	Retirement 2005 Fund		421,184
	T. Rowe Price	Retirement 2015 Fund		215,718
	T. Rowe Price	Retirement 2025 Fund		11,412,314
	T. Rowe Price	Retirement 2035 Fund		27,081,366
	T. Rowe Price	Retirement 2045 Fund		22,381,918
	T. Rowe Price	Retirement 2055 Fund		15,464,412
	T. Rowe Price	Retirement 2050 Fund		38,541,950
	T. Rowe Price	Retirement 2065 Fund		4,229,922
	Dodge & Cox	Stock Fund Class I		43,182,514
	Vanguard	Mid-Cap Index Fund Institutional Share		33,969,201
	Vanguard	Small-Cap Index Fund Institutional Shares		17,941,237
	Dodge & Cox	International Stock Fund		38,946,653
	Vanguard	International Growth Fund Admiral Shares		11,850,594
	Vanguard	Balanced Index Fund Institutional Shares		153,746,477
	T. Rowe Price	Retirement 2040 Fund		44,053,132
	T. Rowe Price	Retirement 2030 Fund		40,576,424
	T. Rowe Price	Retirement 2020 Fund		7,081,530
	T. Rowe Price	Retirement 2010 Fund		1,578,465
	T. Rowe Price	Retirement 2060 Fund		11,782,123
*	Fidelity	Blue Chip Growth Fund - Class K		144,751,214
*	Fidelity	U.S. Bond Index Fund		16,019,440
		Money Market Fund:
	Vanguard	Cash Reserves Federal Money Market		32,491,794
		Collective Investment Trust:
	S&P 500	Index Fund Class C		117,202,380
		Stock:
*	UMB	UMB Company Stock		21,348,783

*	Participant Loans	Interest rates from 2.25% to 10.50%; maturity dates through June 2041		11,362,497
				$968,362,616

*	Represents party in interest to the Plan.
**	Cost not required for participant directed investments.

The above information is required for disclosure for Form 5500, Schedule H, Part IV, line 4i.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UMB Profit Sharing and 401(k) Savings Plan

Date: June 24, 2026	/s/ Brian Beaird
Brian Beaird Executive Vice President & Chief HR Officer

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm